July 13, 2016

Rolaine S. Bancroft
Senior Special Counsel, Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UBS-Barclays Commercial Mortgage Trust 2012-C4 Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 29, 2016 File No. 333-177354-04

Dear Ms. Bancroft:
We are counsel to UBS Commercial Mortgage Securitization Corp. (“UBS” or the “Registrant”) in connection with your letter dated June 20, 2016 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filing”).  We responded to the Comment Letter  in our letter to you dated June 21, 2016.  Pursuant to a phone call on July 11, 2016 with Lulu Cheng of the Staff, Ms. Cheng provided an oral comment.  For your convenience, the substance of this oral comment is repeated in italics below, followed by the further response of the Registrant.
In connection with future Form 10-K filings for transactions backed by any loan that is part of a split loan structure (also known as a loan combination structure) where such loan in the subject transaction is not being serviced by the pooling and servicing agreement for the subject transaction, but is instead being serviced pursuant to a pooling and servicing agreement for another transaction (the “Lead Agreement”), please confirm that the Registrant will identify in the Form 10-K filing of the subject transaction, the parties to the Lead Agreement for which assessments, reports and/or statements pursuant to Items 1122 or 1123, as applicable, of Regulation AB are appropriately not being included as exhibits to such Form 10-K filing.

The Registrant confirms that, in connection with future Form 10-K filings for transactions backed by any loan that is part of a split loan structure (also known as a loan combination structure) where such loan in the subject transaction is not being serviced by

Frank Polverino    Tel +1 212 504 6820    Fax +1 212 504 6666    frank.polverino@cwt.com

July 13, 2016

the pooling and servicing agreement for the subject transaction, but is instead being serviced pursuant to a Lead Agreement, the Registrant will identify in the Form 10-K filing of the subject transaction, the parties to the Lead Agreement for which assessments, reports and/or statements pursuant to Items 1122 or 1123, as applicable, of Regulation AB are appropriately not being included as exhibits to such Form 10-K filing.
* * *

In responding to the Staff’s comments with respect to the Filing, UBS has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	UBS is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	UBS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Frank Polverino

Frank Polverino

cc:	David Nass (UBS Commercial Mortgage Securitization Corp.)
Chad Eisenberger (UBS Commercial Mortgage Securitization Corp.)